                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA

JOHNSON & JOHNSON and
JNJ ACQUISITION CORP.,

                           Plaintiffs,                       Civil Action No.

               v.

CORDIS CORPORATION,                                            COMPLAINT

                           Defendant.

          Johnson & Johnson and JNJ Acquisition Corp. ("JNJ"), as and for their complaint, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                              Nature of the Action

          1. Plaintiffs bring this action for injunctive and/or declaratory relief:

          (a) to prevent the anti-takeover devices and other defensive measures of defendant Cordis Corporation ("Cordis") from impeding or delaying plaintiffs' tender offer and proposed merger, in violation of the fiduciary duties of Cordis's Board of Directors; and

          (b) to prevent Cordis from otherwise taking actions that impede or delay plaintiffs' tender offer and proposed merger, which will be made in compliance with all applicable laws, obligations and agreements.

                             Jurisdiction and Venue

          2. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. Section Section 1331, 1332(a), 1337(a) and 1367(a). The plaintiffs and defendant are citizens of different states, and the matter in controversy exceeds the sum of $50,000, exclusive of interest and costs.

          3. Venue is proper in this district pursuant to 28 U.S.C. Section 1391(a)-(c).

                                   The Parties

          4. Plaintiff Johnson & Johnson is a New Jersey corporation with its principal place of business in New Jersey. Johnson & Johnson's principal line of business is the manufacture and sale of a broad range of products in the health care field. Johnson & Johnson owns common stock of Cordis.

          5. Plaintiff JNJ is a New Jersey corporation with its principal place of business in New Jersey. It is a wholly owned subsidiary of Johnson & Johnson, was organized to acquire control of Cordis, and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of JNJ are owned by Johnson & Johnson. JNJ owns common stock of Cordis.

          6. Defendant Cordis is a Florida corporation with its principal place of business in Miami Lakes, Florida. It is engaged in the business of designing, manufacturing and marketing medical devices, primarily angiographic catheters, neuroscience devices and other related medical devices.

                          The Offer and Proposed Merger

          7. On October 19, 1995, Johnson & Johnson announced its intention to commence, through its wholly owned subsidiary, JNJ, a tender offer for all outstanding shares of Cordis common stock (together with the associated purchase rights issued in connection with Cordis's Poison Pill (as defined below in 24)), at the price of $100.00 per share (and associated right) net to the seller in cash (the "Offer"). The Offer is conditioned, inter alia, upon:
(i) valid tender of a majority of all outstanding shares on a fully diluted basis of Cordis's common stock; (ii) redemption, invalidation or inapplicability of the Poison Pill; (iii) inapplicability of Fla. Stat. Section 607.0901 or approval of the Proposed Cash Merger (as defined below in 8) by Cordis's Board of Directors pursuant to the provisions of Fla. Stat. Section 607.0901; and (iv) inapplicability of Fla. Stat. Section 607.0902 or approval of the Offer by Cordis's Board of Directors pursuant to the provisions of Fla. Stat. Section
607.0902. The Offer is not subject to any condition relating to plaintiffs' ability to finance the Offer or the Proposed Cash Merger.

          8. As soon as practicable following consummation of the Offer, Johnson & Johnson will seek to have Cordis consummate a merger with JNJ or another direct or indirect wholly owned subsidiary of Johnson & Johnson (the "Proposed Cash Merger"). The purpose of the Proposed Cash Merger is to acquire all shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Proposed Cash Merger, each then outstanding share (other than shares owned by JNJ, Johnson & Johnson or any of their subsidiaries, shares held in the treasury of Cordis and shares owned by shareholders who perfect any available dissenters' rights under the Florida Business Corporation Act) would be converted into the right to receive an amount in cash equal to the price per share paid pursuant to the Offer.

          9. With the announcement of the Offer, Johnson & Johnson also announced that it is prepared to pay $105.00 per share in a negotiated stock-for-stock tax-free merger, which would be accounted for as a pooling of interests (the "Stock Merger"). In the tender offer materials JNJ stated that if Cordis does not promptly agree to effect the Stock Merger, JNJ intends to solicit written consents from Cordis's shareholders to remove and replace Cordis's current Board of Directors and to take such other actions as are deemed necessary at the time. Such solicitation, which would facilitate the Stock Merger, would be made pursuant to separate consent solicitation materials complying with the requirements of the securities laws.

          10. The purpose of the Offer and the Proposed Cash Merger is to enable Johnson & Johnson, if it is not able to effect a combination or merger with Cordis through the Stock Merger, to acquire control of, and the entire equity interest in, Cordis.

          11. The Offer is clearly in the best interests of Cordis's shareholders. It is a fully financed, all cash offer, available to all Cordis shareholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature. The Offer price is pre-emptive and represents a full and fair value to Cordis's shareholders. Moreover, it provides Cordis's shareholders with the opportunity to realize a substantial premium over the market price of their shares prior to announcement of the Offer. The Offer price represents a substantial premium over the market price of Cordis shares prior to July 18, 1995, the date on which it was incorrectly reported in the press that there were merger discussions between Johnson & Johnson and Cordis, which has since then bolstered the market price of Cordis shares. The Offer price also represents a substantial premium over the market price of the shares immediately prior to announcement of the Offer.

On the last Nasdaq National Market trading day before announcement of the Offer, the last reported sale quotation of Cordis shares on the Nasdaq National Market was $86.00 per share.

          12. The Offer, Proposed Cash Merger and Stock Merger do not pose any threat to the interests of Cordis's shareholders or to Cordis's corporate policy and effectiveness.

          13. The Offer, Proposed Cash Merger and Stock Merger comply or will comply with all applicable laws, obligations and agreements. The tender offer documents fairly disclose all information material to the decision of Cordis's shareholders whether to accept or reject the Offer, in compliance with plaintiffs' obligations under the securities laws. Plaintiffs will also make the filings required by the Hart-Scott-Rodino Act.

          14. The Offer and Proposed Cash Merger cannot be completed successfully unless Cordis's Board removes Cordis's anti-takeover devices. Given the nature of the Offer and its benefits, Cordis should remove these barriers and assist plaintiffs in obtaining any necessary regulatory approvals. In any event, Cordis should not be permitted to attempt to delay consummation of the Offer, Proposed Cash Merger or Stock Merger by litigation in other forums, including litigation on the propriety of its anti-takeover devices.

                  Contacts Between Johnson & Johnson and Cordis

          15. Cordis is unwilling even to meet to consider or discuss a combination or merger with Johnson & Johnson.

          16. On September 6, 1995, Mr. Ralph S. Larsen, Chairman of the Board and Chief Executive Officer of Johnson & Johnson telephoned Dr. Robert Q. Marston, then Chairman of the Board of Cordis, to advise him of Johnson & Johnson's interest in meeting with representatives of Cordis to discuss a combination or merger on a negotiated basis. Larsen briefly outlined the strategic advantages to both Cordis and Johnson & Johnson of a combination. Marston explained to Larsen that he would be stepping down as Chairman of the Board of Cordis in October and that Mr. Robert C. Strauss, the President and Chief Executive Officer of Cordis, would be his successor as Chairman. Marston told Larsen that he would get back to him following consultation with Mr. Richard W. Foxen, a Director of Cordis. Foxen telephoned Larsen later that day, and Larsen advised Foxen of Johnson & Johnson's desire to meet with representatives of Cordis as soon as possible. Larsen described Johnson & Johnson's decentralized operating philosophy and indicated Johnson & Johnson's intention to leave Cordis as an autonomous operating company within

Johnson & Johnson's family of companies. Foxen agreed that he and Marston would meet with Larsen on September 12 in New York City.

          17. At the meeting on September 12, 1995, Larsen and Mr. Robert N. Wilson, Vice Chairman of Johnson & Johnson, reviewed with Marston and Foxen the reasons that a combination of Johnson & Johnson and Cordis was in the best interests of all parties, and expressed Johnson & Johnson's interest in moving forward with a transaction to be structured as a stock-for-stock tax-free merger to be accounted for as a pooling-of-interests. Larsen and Wilson again emphasized Johnson & Johnson's desire to keep Cordis intact and autonomous in its current location in Florida.

          18. On September 13, 1995, Marston telephoned Larsen and informed him that he had reviewed the prior discussions with other Directors of Cordis as well as with Strauss. Marston then requested that Larsen telephone Strauss. Larsen immediately telephoned Strauss, and outlined the strategic basis for a business combination and emphasized that he would like to meet as soon as possible to discuss a negotiated transaction. Strauss tentatively agreed to a meeting on either September 21 or 22, and said he would call Larsen on September 15 to confirm the date of the meeting. On September 15, 1995, Larsen called Strauss and they scheduled the meeting for September 21, 1995.

          19. On September 19, 1995, Strauss telephoned Larsen and informed him that there had been a telephonic meeting of the Board of Directors of Cordis at which it was decided that it would be premature to meet with representatives of Johnson & Johnson until after the Annual Meeting of shareholders of Cordis, scheduled for October 10, 1995. Larsen inquired as to the reason for the delay and Strauss responded that the Board of Directors of Cordis wanted time to do an evaluation of Cordis. Larsen agreed to postpone meeting until after Cordis's Annual Meeting.

          20. On October 11, 1995, Strauss telephoned Larsen and stated that the Board of Directors of Cordis had met and had determined that Cordis should remain independent, and that Strauss should not meet with Johnson & Johnson. Larsen inquired as to how this determination could have been made without the Board being informed of the terms that Johnson & Johnson would propose, the strategic reasons for a combination and the benefits to Cordis's shareholders, employees and customers of a combination or merger. Strauss responded that he was not authorized to meet, and would not meet, with Larsen. Larsen asked Strauss to reconsider and again expressed a desire for a negotiated combination or merger.

           Cordis's Anti-Takeover Devices and Other Defensive Measures

          21. Cordis has available various anti-takeover devices and other defensive measures--including a "Poison Pill," the Florida Affiliated Transactions Statute, Fla. Stat. Section 607.0901 ("Section 607.0901"), and the Florida Control-Share Acquisitions Statute, Fla. Stat. Section 607.0902 ("Section 607.0902")--which may be used or relied upon to block the Offer and Proposed Cash Merger. In light of its opposition to a combination or merger, Cordis may also attempt to use other defensive measures in order to prevent the shareholders from deciding upon the merits of plaintiffs' proposals for themselves.

          22. Given the nature of the Offer and its substantial value to Cordis's shareholders, use of or reliance upon Cordis's anti-takeover devices or other defensive measures against the Offer, Proposed Cash Merger or Stock Merger represents an unreasonable response to the Offer, Proposed Cash Merger and Stock Merger, forecloses effective shareholder action and is in violation of the fiduciary duties owed to plaintiffs.

          23. Cordis's shareholders have previously rejected at least one potential anti-takeover device, despite the recommendation of Cordis's Board of Directors. In Cordis's September 15, 1995 Proxy Statement, the Cordis Board of Directors recommended that Cordis's shareholders adopt an amendment to Article III of Cordis's Restated Articles of Incorporation to increase the authorized number of shares of common stock of Cordis from fifty million shares to one hundred fifty million shares. In describing this proposed amendment, the Proxy Statement stated, inter alia:

               "the mere existence of such a block of authorized but unissued shares, and the Board's ability to issue such shares without shareholder approval, might deter a bidder from seeking to acquire shares of the Company on an unfriendly basis."

At Cordis's Annual Meeting, on October 10, 1995, Cordis's shareholders rejected this proposal.

Poison Pill

          24. On October 16, 1995, less than a week after Cordis's shareholders rejected the adoption of the Board-recommended anti-takeover device and less than a week after Cordis stated its unwillingness even to meet to discuss or consider a combination or merger with Johnson & Johnson, Cordis announced that its Board of Directors had adopted a poison pill rights agreement (the "Poison Pill"). The adoption of the Poison Pill in these circumstances represents the Board's attempt to block plaintiffs from proceeding with the Offer.

          25. As part of the Poison Pill, the Board authorized and declared a dividend of one capital stock purchase right (a "Right") per share of common stock of Cordis, payable to shareholders of record as of the close of business on October 23, 1995.

          26. The Rights become exercisable if a person or group becomes the beneficial owner of 15 percent or more of the outstanding common stock of Cordis. When the Rights become exercisable and subject to certain conditions, the holders of the Rights, other than the acquiring person, are entitled to purchase shares of stock of Cordis at one-half of the then-current market price.

          27. The existence of Cordis's Poison Pill has the effect of making it prohibitively expensive to acquire control of Cordis, and thus allows the Board to withhold approval of the Offer and Proposed Cash Merger regardless of the interests of Cordis's shareholders. Given the nature and value of the Offer, Cordis should redeem the Rights under the provisions of the rights agreement, or amend the Poison Pill to make the Rights inapplicable to the Offer and Proposed Cash Merger, to enable the shareholders to exercise their right to decide upon the merits of the Offer for themselves.

          28. The failure to redeem the Rights or amend the Poison Pill violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis.

Florida Control-Share Acquisitions Statute, Section 607.0902

          29. Section 607.0902, entitled "Control-share acquisitions," applies to any corporation (an "Issuing Public Corporation") that has not opted out of the statute's coverage that (i) has 100 or more shareholders; (ii) has its principal place of business, its principal office, or substantial assets within Florida; and (iii) has either (a) more than 10 percent of its shareholders resident in Florida, (b) more than 10 percent of its shares owned by residents of Florida, or (c) 1000 shareholders resident in Florida. Cordis has not opted out of the statute's coverage.

          30. Section 607.0902 provides that shares in a corporation that are acquired in a control share acquisition have voting rights only to the extent authorized by a majority of shareholders other than holders of interested shares (defined to include shares which are beneficially owned by an acquiring person, any officer of the issuing corporation or any employee of the corporation who is also a director). A control share acquisition is defined, inter alia, as the acquisition of beneficial ownership of shares with (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power. A control share acquisition does not include an acquisition which has been approved by the board of directors of the Issuing Public Corporation.

          31. The effect of Section 607.0902 is that shares acquired in an unsolicited tender offer only carry voting rights to the extent authorized by a majority of holders of shares other than those already acquired in the tender offer. Moreover, the shareholder vote on the resolution regarding the voting rights to be accorded the acquiror's control shares is not required to be taken until the next scheduled special or annual meeting of shareholders, unless the acquiring person delivers a control share acquisition statement to the Issuing Public Corporation, requests a special meeting of shareholders for the specific purpose of determining control share voting rights, and agrees to pay the Issuing Public Corporation's expenses for the special meeting. In that event, the directors of the Issuing Public

Corporation may wait for up to 50 days after receipt of the demand by the acquiring person before holding the special meeting.

          32. Given the nature and value to Cordis's shareholders of the Offer, Cordis should approve the Offer so that Section 607.0902 will be inapplicable, take no steps to apply or enforce the provisions of Section 607.0902, and should permit the Offer to proceed unhindered so that Cordis's shareholders can decide upon its merits for themselves.

          33. The failure to approve the Offer violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis.

Florida Affiliated Transactions Statute, Section 607.0901

          34. Section 607.0901, entitled "Affiliated Transactions," applies to any Florida corporation that has not opted out of the statute's coverage. Cordis has not opted out of the statute's coverage. Section 607.0901 also applies to foreign corporations that satisfy certain statutory requirements.

          35. Section 607.0901 was designed to impede coercive and inadequate tender offers and to assure that shareholders in a hostile takeover receive a fair price in a second-step merger. Section 607.0901 provides that if a person acquires more than ten percent of a corporation's voting shares (thereby becoming an "Interested Shareholder"), such Interested Shareholder may not engage in an "Affiliated Transaction" (defined to include a merger or consolidation) with the corporation. However, Section 607.0901 will not prohibit an Affiliated Transaction under various differing circumstances, including any instance in which the Affiliated Transaction has been approved by a majority of the Disinterested Directors (as therein defined).

          36. Given the nature and value to Cordis's shareholders of the Offer, Cordis should approve the Proposed Cash Merger so that Section 607.0901 will be inapplicable, take no steps to apply or enforce the provisions of Section 607.0901, and should permit the Offer to proceed unhindered so that Cordis's shareholders can decide upon its merits for themselves.

          37. The failure to approve the Proposed Cash Merger violates the fiduciary duties owed to plaintiffs because it will deny plaintiffs meaningful access to or control over the assets of Cordis and will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law. Plaintiffs will suffer irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis.

                               Irreparable Injury

          38. Cordis's use of or reliance upon its anti-takeover devices and other defensive measures to obstruct the Offer, Proposed Cash Merger or Stock Merger will deny plaintiffs meaningful access to or control over the assets of Cordis, will hinder or prevent plaintiffs from exercising their fundamental shareholder rights under Florida law, and will cause plaintiffs irreparable injury as a result of the loss of the unique opportunity to acquire control of Cordis. These injuries will be suffered directly by plaintiffs and are separate and distinct from the injuries that such actions will cause Cordis's other shareholders, who will be deprived of the fundamental right to decide for themselves whether or not to accept the Offer and to sell their shares for a substantial premium.

          39. Plaintiffs have no adequate remedy at law. Only through the exercise of the Court's equitable powers will plaintiffs be protected from immediate and irreparable injury. Unless the Court enjoins the application of Cordis's anti-takeover devices to the Offer and Proposed Cash Merger and enjoins Cordis from impeding the Offer, Proposed Cash Merger or Stock Merger by any other defensive measures, including litigation in other forums, plaintiffs will be precluded from consummating the Offer, which is conditioned on removal or inapplicability of Cordis's anti-takeover devices, will be denied any meaningful access to or control over the assets of Cordis and will be hindered in or prevented from exercising their fundamental shareholder rights under Florida law. Should that occur, plaintiffs will have lost the unique opportunity to acquire control of Cordis.

                               Declaratory Relief

          40. The Court may grant the declaratory relief sought herein pursuant to 28 U.S.C. Section 2201 and Fed. R. Civ. P. 57. Cordis's expressed unwillingness even to meet to consider or discuss a combination or merger with plaintiffs demonstrates that there is a substantial controversy between the parties. The adverse legal interests of the parties are real and immediate. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay and will conserve judicial resources by avoiding piecemeal litigation.

                                    COUNT ONE
                               (INJUNCTIVE RELIEF)

          41. Plaintiffs repeat, reaver, and incorporate each averment contained in Paragraphs 1 through 40 of this Complaint as if fully set forth herein.

          42. The Offer is fully financed; it is non-coercive and non-discriminatory; it is fair to Cordis's shareholders; and it represents a substantial premium over the market price of Cordis shares. The Offer, Proposed Cash Merger and Stock Merger comply with all applicable laws, obligations, and agreements and pose no threat to the interests of Cordis's shareholders or to Cordis's corporate policy or effectiveness. Use of or reliance upon Cordis's anti-takeover devices or any other defensive measures to prevent Cordis's shareholders from deciding for themselves whether or not to accept the Offer is not proportionate to any threat posed, nor within the range of reasonable responses to the Offer, Proposed Cash Merger or Stock Merger, forecloses effective shareholder action and is in breach of the fiduciary duties owed to plaintiffs.

Plaintiffs seek injunctive relief against such breaches of fiduciary duties.

                                    COUNT TWO
                       (DECLARATORY AND INJUNCTIVE RELIEF)

          43. Plaintiffs repeat and reaver as if fully set forth herein each averment in Paragraphs 1 through 40 of this Complaint.

          44. The Offer, Proposed Cash Merger and Stock Merger comply or will comply with all applicable laws, obligations, and agreements. Given the nature of the Offer and its benefits, Cordis should assist plaintiffs in obtaining any necessary regulatory approvals. In any event, Cordis should not be permitted to attempt to delay consummation of the Offer, Proposed Cash Merger or Stock Merger by litigation in other forums. To prevent any unnecessary impediment to consummation of the Offer, Proposed Cash Merger or Stock Merger, plaintiffs seek declaratory and injunctive relief against Cordis's commencement of proceedings in any forum other than this Court which would impede their commencement, continuation, or consummation.

WHEREFORE, plaintiffs respectfully request that this Court enter an order:

               (a) enjoining Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any steps to impede or frustrate the ability of Cordis's shareholders to consider and make their own determination as to whether to accept the terms of the Offer, or taking any other action to thwart or interfere with the Offer, Proposed Cash Merger or Stock Merger;

               (b) compelling Cordis to redeem the Rights associated with the Poison Pill or to amend the Poison Pill so as to make the Rights inapplicable to the Offer and Proposed Cash Merger, and enjoining Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participating with them, from taking any action to implement, distribute or recognize any rights or powers with respect to said Rights (other than to redeem the Rights), and from taking any actions pursuant to the Poison Pill that would dilute or interfere with plaintiffs' voting rights or in any other way discriminate against plaintiffs in the exercise of their rights with respect to their Cordis stock;

               (c) compelling Cordis to approve the Offer and the Proposed Cash Merger for the purposes of Sections 607.0901 and 607.0902, and enjoining Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, from taking any actions to enforce or apply Sections 607.0901 and 607.0902 that would interfere with the commencement, continuation or consummation of the Offer or Proposed Cash Merger;

               (d) declaring and adjudging that the Offer, Proposed Cash Merger and Stock Merger comply with all applicable laws, obligations and agreements;

               (e) declaring and adjudging that Cordis, its directors, officers, successors, agents, servants, subsidiaries, employees and attorneys, and all persons acting in concert or participation with them, may not commence, and enjoining them from commencing, in any forum other than this Court, any judicial proceedings that would require litigation, by way of claim, defense or counterclaim, of any of the claims, defenses or counterclaims which may be asserted in this lawsuit and that would delay or impede commencement, continuation or consummation of the Offer, Proposed Cash Merger or Stock Merger, including, without limitation, any proceedings challenging the Offer, Proposed Cash Merger or Stock Merger or seeking to enforce, apply or declare the validity of any of Cordis's anti-takeover devices or other defensive measures;

               (f) awarding plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

               (g) granting such other and further relief as to the Court seems just and proper.


Dated: October 19, 1995

                                              GREENBERG, TRAURIG, HOFFMAN,
                                              LIPOFF, ROSEN & QUENTEL, P.A.
                                              1221 Brickell Avenue
                                              Miami, FL 33131
                                              Telephone:  (305) 579-0500
                                              Facsimile:  (305) 579-0717

                                              By:
                                                   \s\ C. Ryan Reetz
                                                 ----------------------------
                                                        DAVID L. ROSS
                                                    Florida Bar No. 270954
                                                   PEDRO J. MARTINEZ-FRAGA
                                                    Florida Bar No. 752282
                                                        C. RYAN REETZ
                                                    Florida Bar No. 934062

                                              Attorneys for Plaintiffs
                                              Johnson & Johnson and
                                              JNJ Acquisition Corp.